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                   Filed by Western Ohio Financial Corporation

              Pursuant to Rule 425 under the Securities Act of 1933
               and deemed filed Pursuant to Rule 14a-12 under the
                         Securities Exchange Act of 1934

               Subject Company: Western Ohio Financial Corporation
                           Commission File No. 0-24120

Date: April 2, 2004

         Except for the historical and present factual information contained herein, the matters set forth in this filing, including statements as to the expected date of the closing of the merger between WesBanco, Inc. and Western Ohio Financial Corporation, future financial and operating results, benefits and synergies of the merger, tax and accounting treatment of the merger, future opportunities and any other effect, result or aspect of the proposed transaction, and other statements identified by words such as "believes," "expects," "projects," "plans," and similar expressions, are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties including, but not limited to, costs, delays, and any other difficulties related to the merger, failure of the parties to satisfy closing conditions, risks and effects of legal and administrative proceedings and governmental regulations, future financial and operating results, competition, general economic conditions, ability to manage and continue growth, and other risk factors relating to our industry as detailed from time to time in Western Ohio's reports filed with the SEC. Western Ohio disclaims any responsibility to update these forward-looking statements.

         WesBanco will file with the SEC a Registration Statement on Form S-4, which will contain the proxy statement/prospectus, as well as other relevant documents concerning the proposed merger. Investors are urged to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. A proxy statement/prospectus will be mailed to shareholders of Western Ohio prior to their shareholder meeting. In addition, you will be able to obtain the Form S-4 Registration Statement, including the exhibits filed therewith free of charge at the website maintained by the SEC at www.sec.gov, on the NASDAQ website at http://www.nasdaq.com and from either the WesBanco or Western Ohio websites at http://www.wesbanco.com or at http://www.cornerstone-online.com.

         Western Ohio and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Western Ohio in connection with the proposed transaction. Information about directors and executive officers of Western Ohio and their ownership of Western Ohio common stock is set forth in the Annual Report on Form 10-K for its fiscal year ended December 31, 2003, filed March 26, 2004. Additional information regarding interests in the transaction of participants in the proxy solicitation may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.

         Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.




NEWS FOR IMMEDIATE RELEASE
April 1, 2004


                            WesBanco, Inc.
                            1 Bank Plaza
                            Wheeling, WV 26003

                            And

                            Western Ohio Financial Corporation
                            28 East Main Street
                            Springfield, Ohio 45502

                            For Further Information Contact:
                            Paul M. Limbert (304) 234-9206
                            President & CEO, WesBanco, Inc.

                            Or

                            John W. Raisbeck (937) 327-1112
                            President & CEO, Western Ohio Financial Corporation

              WESBANCO, INC. AND WESTERN OHIO FINANCIAL CORPORATION ANNOUNCE EXECUTION OF AN AGREEMENT AND PLAN OF MERGER

WHEELING, WV - April 1, 2004 - WesBanco, Inc. ("WesBanco") (Nasdaq:WSBC) and Western Ohio Financial Corporation ("Western Ohio") (Nasdaq:WOFC) jointly announced today that they have executed a definitive Agreement and Plan of Merger. Paul M. Limbert, President & CEO, representing WesBanco, and John W. Raisbeck, President & CEO, representing Western Ohio, made the joint announcement.

At December 31, 2003, Western Ohio had consolidated assets of $399.5 million, deposits of $248.7 million, loans of $334.5 million and shareholders' equity of $44.4 million. Western Ohio's principal subsidiary is Cornerstone Bank.

At December 31, 2003, WesBanco had consolidated assets of $3.4 billion, deposits of $2.5 billion, loans of $1.9 billion and shareholders' equity of $318 million. WesBanco's principal subsidiary is WesBanco Bank, Inc.

Under the terms of the Agreement and Plan of Merger, WesBanco will exchange a combination of its common stock and cash for Western Ohio common stock. Western Ohio shareholders will be able to elect a fixed exchange ratio of 1.18 shares of WesBanco common stock or $35.00 in cash. The election is subject to certain limitations including that 55% of Western Ohio's outstanding shares be exchanged for WesBanco common stock. Common stock received by Western Ohio shareholders is anticipated to qualify as a tax-free exchange.

Based upon a per share value of $35.00, the transaction, approved by the directors of both companies, is valued at $65.2 million. The price represents a Price/Book Value of 140.5%, a Price/Trailing 12 Months Earnings multiple of 24.6 times and a Core Deposit Premium of 10.6%. The acquisition, which will be accounted for as a purchase transaction, is subject to the approvals of the appropriate banking regulatory authorities and the shareholders of Western Ohio. It is expected that the transaction will be completed in the fourth quarter. WesBanco expects the purchase to be neutral to 2004 earnings, excluding acquisition-related charges, and is anticipated to add over 1% to earnings per share in 2005.

Investment advisors involved in the transaction were Keefe, Bruyette & Woods, Inc., representing WesBanco, and Friedman, Billings, Ramsey & Co., Inc. representing Western Ohio.

When the transaction is consummated, the combination of the two banking companies will create a financial services company with approximately $3.9 billion in total assets and with 80 branch banking locations in three states. From east to west, the transaction will expand WesBanco's franchise along the Interstate 70 corridor from Washington, Pennsylvania to Dayton, Ohio. Cornerstone's seven banking offices located in Clark, Greene and Montgomery Counties will combine with WesBanco's 19 Ohio offices and add nearly 50% to its deposit franchise in the state.

"We are looking forward to having Western Ohio's customers, employees and communities join WesBanco. We believe that the combination of WesBanco's products and services with Western Ohio's customer base will create powerful synergies," said Paul M. Limbert, WesBanco President & CEO. "Continuity in service and leadership are areas of particular interest and retaining key employees and ties to the communities served by Western Ohio are extremely important in our ability to effect a smooth transition for Western Ohio," he continued.

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"Central to WesBanco's acquisition strategy is pursuing quality banks in our own markets and expanding into new markets that can provide long-term growth potential," said Mr. Limbert. "This transaction presents us with an opportunity to expand our Ohio market presence. The Dayton-Springfield market is a natural extension in our growth westward in Ohio," Mr. Limbert said.

"We believe that our affiliation with WesBanco will benefit our shareholders, customers and employees," said John W. Raisbeck, President & CEO, Western Ohio Financial Corporation. "In our markets, supporting our local communities and providing local decision-making will continue to differentiate us from many of our major competitors. WesBanco shares our vision for the future," he continued.

"This marks the culmination of a process begun several months ago when our financial advisor contacted potential acquirors about the possibility of acquiring Western Ohio", Mr. Raisbeck continued. After reviewing bids received and following consultation with its financial, legal and accounting advisors, the Board of Western Ohio determined that the WesBanco offer was preferable for Western Ohio's shareholders, customers, and employees."

Mr. Raisbeck added that WesBanco's extensive experience in trusts and investments, commercial lending and technologically advanced banking systems were important factors in determining the merger potential of the combined organization. "Western Ohio operates in very attractive market areas and has a very strong management team and capable staff. We have been undergoing a transition from a traditional thrift to a community bank in recent years. As part of WesBanco, with its more significant resources, we can now compete for larger commercial transactions and offer trust and wealth management services. We look forward to providing our customers all of the products that are offered by our major competitors while we maintain our community bank orientation. By aligning ourselves with WesBanco, we become a formidable competitor in the Dayton-Springfield market," Mr. Raisbeck said.

As a result of the merger, it is anticipated that WesBanco will retain an Advisory Board in the Springfield market and add one individual to its banking subsidiary board from the Board of Western Ohio.

FORWARD-LOOKING STATEMENT

This press release contains certain forward-looking statements, including certain plans, expectations, goals, and projections, and including statements about the benefits of the merger between WesBanco and Western Ohio, which are subject to numerous assumptions, risks, and uncertainties. Actual results could differ materially from those contained or implied by such statements for a variety of factors including: the businesses of WesBanco and Western Ohio may not be integrated successfully or such integration may take longer to accomplish than expected; the expected cost savings and any revenue synergies from the merger may not be fully realized within the expected timeframes; disruption from the merger may make it more difficult to maintain relationships with clients, associates, or suppliers; the required governmental approvals of the merger may not be obtained on the proposed terms and schedule; Western Ohio's stockholders may not approve the merger; changes in economic conditions; movements in interest rates; competitive pressures on product pricing and services; success and timing of other business strategies; the nature, extent, and timing of governmental actions and reforms; and extended disruption of vital infrastructure; and other factors described in WesBanco's 2003 Annual Report on Form 10-K, Western Ohio's 2003 Annual Report on Form 10-K, and documents subsequently filed by WesBanco and Western Ohio with the Securities and Exchange Commission. All forward-looking statements included in this news release are based on information available at the time of the release. Neither WesBanco nor Western Ohio assumes any obligation to update any forward-looking statement.

ADDITIONAL INFORMATION ABOUT THE MERGER

Shareholders of WesBanco and Western Ohio and other interested parties are urged to read the proxy statement/prospectus that will be included in the Form S-4 registration statement that WesBanco will file with the SEC in connection with the merger because it will contain important information about WesBanco, Western Ohio, the merger and other related matters. A proxy statement/prospectus will be mailed to shareholders of Western Ohio prior to their shareholder meeting, which has not yet been scheduled. In addition, when the registration statement, which will include the proxy statement/prospectus and other related documents are filed by WesBanco with the SEC, they may be obtained for free at the SEC's website at http://www.sec.gov, on the NASDAQ website at http://www.nasdaq.com and from either the WesBanco or Western Ohio websites at http://www.wesbanco.com or at http://www.cornerstone-online.com.

Western Ohio and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Western Ohio in connection with the proposed transaction. Information about directors and executive officers of Western Ohio and their ownership of Western Ohio common stock is set forth in the Annual Report on Form 10-K for its fiscal year ended December 31, 2003, filed March 26, 2004. Additional information regarding interests in the transaction of participants in the proxy solicitation may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.

Any questions should be directed to Paul M. Limbert, Chief Executive Officer,
(304) 234-9206 or Robert H. Young, Chief Financial Officer, (304) 234-9447 of WesBanco or John W. Raisbeck, President & CEO, (937) 327-1112 of Western Ohio.

ABOUT WESTERN OHIO

Western Ohio is a savings and loan holding company headquartered in Springfield, Ohio. Western Ohio owns Cornerstone (the "Bank") and another subsidiary, CornerstoneBanc Financial Services, Incorporated, which originates and purchases mortgage loans outside of the

Bank's normal lending area. The Bank's predecessor, Springfield Savings Bank, was founded in 1884, and Western Ohio completed its conversion from mutual to stock ownership in 1994. Western Ohio changed the name of Springfield Federal to Cornerstone Bank in 1997 to recognize the Company's growth beyond Springfield and its developing community bank orientation. The Company serves its customers through its main office in Springfield, Ohio and six branch offices in Enon, New Carlisle, Springfield, Yellow Springs, Beavercreek and Centerville. The Company's common stock is traded on the Nasdaq National Market under the symbol "WOFC".

ABOUT WESBANCO

WesBanco, Inc. is a $3.4 billion multi-state bank holding company headquartered in Wheeling, West Virginia. Founded in 1870, WesBanco provides innovative retail and commercial, trust, investment and insurance products and services. WesBanco also offers retail and commercial financial services online at www.wesbanco.com and www.wesmark.funds.com and through WesBancoLine, its 24-hour telephone banking service. With the July 2004 completion of its Trinity Point Shopping Center location in Washington, Pennsylvania, WesBanco will operate through 73 banking offices and 106 ATMs in West Virginia, central and eastern Ohio and western Pennsylvania. WesBanco is the second largest bank holding company headquartered in West Virginia with the third overall deposit market share. Its banking subsidiary is WesBanco Bank, Inc., headquartered in Wheeling, West Virginia. In addition, WesBanco operates an insurance brokerage company, WesBanco Insurance Services, Inc. and a full service broker/dealer, WesBanco Securities, Inc. that also operates Mountaineer Securities, WesBanco's discount brokerage operation.

                                       ###